April 11, 2025

Madeleine Joy Mateo & Susan Block

Office of Finance

Division of Corporation Finance

Re:	Compound Real Estate Bonds, Inc.

Post-Qualification Amendment

to Offering Statement on Form 1-A

Filed March 21, 2025

File No. 024-11848

Ms. Mateo & Ms. Block:

Please see below for responses to the Division’s letter dated April 4, 2025 regarding the above captioned matter. All questions have been addressed in the Company’s Amended 1-A, filed April 11, 2025 (“APOC”), as further herein detailed.

Sixth Amended Preliminary Offering Circular Dated March 21, 2025

Risk Factors, page 8

1.	We note your response to prior comment 1 and your disclosure on page 46 that 75% of your loan portfolio was concentrated in a single loan secured by an industrial property in the Canadian Province of Ontario. Please add a risk factor discussing any material risks related to loan concentration, if applicable, or advise.

The Company has added a risk factor to the APOC as requested.

The Company may be subject to fines and penalties for its failure to file, page 16

2.	We note your response to prior comment 2. Please tell us how many of your outstanding Compound Bonds' interest rates were permanently increased. Also please revise this risk factor to quantify the amount of securities that had an increase in interest rate without filing a supplement or post-qualification amendment.

At the time it increased the interest rate being paid to the bondholders, the Company had 208,259 Compound Bonds outstanding which were originally issued for $10 each. The referenced risk factor has been revised to include this information.

3.	We note your responses to our prior comments 2 and 3. We note your response that the company unilaterally changed the interest rate on the bonds, but there is no such express provision in the bond agreement to unilaterally change the interest rate. Please explain to us how the change in interest on the bonds is effectuated. We note your disclosure that the company believes that forcing a bond holder to affirmatively trade their current bonds for a new bond with a higher rate could create unfairness if a bondholder did not know action was needed. As part of your response, please tell us how bondholders are notified of the change. Also, please explain how the change in interest rate would constitute this being a continuous offering.

To effectuate the change, the Company undertook the following internal actions:

1.	Company Approval & Documentation: The Company’s executive management documented the decision via internal approval protocols and archived this documentation for compliance purposes.

2.	System & Ledger Updates: Following approval, the Company updated its internal accounting and bond ledger systems to reflect the new 8.5% APY for all active Compound Bonds. This included modifying the interest calculation logic, accrual templates, and reporting formats within its financial systems and statements.

3.	Operational Coordination: Internal teams—including accounting, compliance, product, and customer service—were briefed on the change. Procedures were updated to ensure consistent investor communication and back-end handling aligned with the new rate.

Bondholders were notified of the interest rate increase using multiple channels, including:

●	Direct Email Communication: On April 5, 2024, the Company sent an email to all registered bondholders with the subject line “Important Update: Interest Rate Increase to 8.5%apy Bonds Effective April 9”. This email informed investors that the interest rate increase would apply across all existing accounts for existing bondholders. On April 9, 2024, the Company sent an email to all registered bondholders titled “Important Reminder: Interest Rate Increase to 8.5%apy Bonds Effective April 9,” which reiterated that the rate increase would automatically apply to all existing bonds held by investors and would be valid indefinitely for all new and existing bonds.

●	Investor Portal Dashboard Notification: Upon logging into the investor dashboard, bondholders saw a system-generated notification displaying the interest rate increase.

●	Public Posting: A notice of the interest rate increase was displayed on the Company’s website.

This increase in interest rate was implemented across the entire outstanding balance of all outstanding bonds simultaneously, and no bondholder action was required to receive the increased interest rate.

The increase in interest rate on the Compound Bonds and the Company’s notification to investors concerning that interest rate did not halt or otherwise affect the continuous nature of the Company’s Regulation A offering. Rule 251(d)(3)(1) allows for continuous offerings so long as (F) “Securities the offering of which will be commenced within two calendar days after the qualification date, will be made on a continuous basis, may continue for a period in excess of 30 calendar days from the date of initial qualification, and will be offered in an amount that, at the time the offering statement is qualified, is reasonably expected to be offered and sold within two years from the initial qualification date.” The Company’s Offering Statement was most recently qualified on February 5, 2024. Sales of Compound Bonds had commenced by February 7, continued for more than significantly longer than 30 days, and did not cease at any point because of the interest rate increase (either before or after April 2024). The interest rate increase did not have any impact on the mechanics by which, or the ability of investors to buy or redeem their Compound Bonds, or the time take by the Company’s system to process and close on those orders.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC

2